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              UNITED STATES                      OMB Number: 3235-0145
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                                  -------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-102)
                                (AMENDMENT NO. 6)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                                  Gencorp Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    368682100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Sandell Asset Management Corp.
                               40 West 57th Street
                                   26th Floor
                               New York, NY 10019
                  Attention : Richard Gashler, General Counsel
                                  212-603-5700

                                 With a Copy to:
                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                  212-756-2000
 -----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 23, 2009
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 8 Pages)

-------------------------------------------------------------------------------
CUSIP No 368682100                 SCHEDULE 13D                 Page 2 of 8
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

                Castlerigg Master Investments Ltd.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]  (b) [  ]

 ------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                WC
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e) [   ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                British Virgin Islands
-------------------------------------------------------------------------------
NUMBER OF        7     SOLE VOTING POWER

 SHARES                         0
               ----------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER

 OWNED                      4,007,725
               ----------------------------------------------------------------
 BY EACH        9      SOLE DISPOSITIVE POWER

REPORTING                       0
               ----------------------------------------------------------------
 PERSON         10     SHARED DISPOSITIVE POWER

  WITH                      4,007,725
------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,007,725
------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]
------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.85%
------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

                CO
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No 368682100                 SCHEDULE 13D                 Page 3 of 8
-------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON

                Sandell Asset Management Corp.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]  (b) [  ]

-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                AF
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e) [X]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF        7     SOLE VOTING POWER

 SHARES                         0
               ----------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER

 OWNED                      4,007,725
               ----------------------------------------------------------------
 BY EACH        9      SOLE DISPOSITIVE POWER

REPORTING                       0
               ----------------------------------------------------------------
 PERSON         10     SHARED DISPOSITIVE POWER

  WITH                      4,007,725
------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,007,725
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]
-------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.85%
------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON

                CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No 368682100                 SCHEDULE 13D                 Page 4 of 8
-------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON

                Castlerigg International Limited
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]  (b) [  ]

-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                AF
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e) [X]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                British Virgin Islands
-------------------------------------------------------------------------------
NUMBER OF        7     SOLE VOTING POWER

 SHARES                         0
               ----------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER

 OWNED                      4,007,725
               ----------------------------------------------------------------
 BY EACH        9      SOLE DISPOSITIVE POWER

REPORTING                       0
               ----------------------------------------------------------------
 PERSON         10     SHARED DISPOSITIVE POWER

  WITH                      4,007,725
------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,007,725
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]
-------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.85%
------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON

                CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No 368682100                 SCHEDULE 13D                 Page 5 of 8
-------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON

                Castlerigg International Holdings Limited
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]  (b) [  ]

-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                AF
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e) [   ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                British Virgin Islands
-------------------------------------------------------------------------------
NUMBER OF        7     SOLE VOTING POWER

 SHARES                         0
               ----------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER

 OWNED                      4,007,725
               ----------------------------------------------------------------
 BY EACH        9      SOLE DISPOSITIVE POWER

REPORTING                       0
               ----------------------------------------------------------------
 PERSON         10     SHARED DISPOSITIVE POWER

  WITH                      4,007,725
------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,007,725
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]
-------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.85%
------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON

                CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No 368682100                 SCHEDULE 13D                 Page 6 of 8
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

                Thomas E. Sandell
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]  (b) [  ]

-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                AF
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e) [X]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Sweden
-------------------------------------------------------------------------------
NUMBER OF        7     SOLE VOTING POWER

 SHARES                         0
               ----------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER

 OWNED                      4,007,725
               ----------------------------------------------------------------
 BY EACH        9      SOLE DISPOSITIVE POWER

REPORTING                       0
               ----------------------------------------------------------------
 PERSON         10     SHARED DISPOSITIVE POWER

  WITH                      4,007,725
------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,007,725
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]
-------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.85%
------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON

                IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No 368682100                 SCHEDULE 13D                 Page 7 of 8
-------------------------------------------------------------------------------

This Amendment No. 6 is filed with respect to the shares of the common stock, $0.10 par value (the "Common Stock"), of GenCorp. Inc., an Ohio corporation ("Issuer"), beneficially owned by the Reporting Persons (as defined below) as of March 23, 2009 and amends and supplements the Schedule 13D filed on March 16, 2005, as amended (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by adding the following:

          During the past sixty days, Castlerigg Master Investments effected the transactions in shares of Common Stock listed on Exhibit C hereto and incorporated herein by reference. All of the transactions in shares of Common Stock listed on Exhibit C hereto were effected in open market sales through various brokerage entities.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Paragraphs (a), (b), (c) and (d) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

          (a) Castlerigg Master Investments owns 4,007,725 shares of Common Stock (including 75,000 shares of Common Stock issuable upon conversion of the Notes), representing approximately 6.85% of the outstanding shares of Common Stock.

          By virtue of control relationships, Castlerigg International, Castlerigg Holdings, SAMC and Sandell may be deemed to beneficially own the shares of Common Stock owned by Castlerigg Master Investments. The Reporting Persons as a group beneficially own 4,007,725 shares of Common Stock (including 75,000 shares of Common Stock issuable upon conversion of the Notes), representing approximately 6.85% of the outstanding shares of Common Stock.

          The percentages used herein are based upon the 58,421,774 shares of Common Stock reported to be outstanding as of January 29, 2009 by the Issuer in its proxy statement on Schedule 14A, for the annual meeting of shareholders on March 25, 2009, filed with the Securities and Exchange Commission on March 2, 2009.

          (b) None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the Shares. Each of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, SAMC and Sandell has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 4,007,725 shares of Common Stock (including 75,000 shares of Common Stock issuable upon conversion of the Notes) held by Castlerigg Master Investments.

          (c) Information concerning transactions in the shares of Stock effected by the Reporting Persons during the past sixty days is set forth in Exhibit C hereto and is incorporated herein by reference. All of the transactions in shares of Common Stock listed on Exhibit C hereto were effected in open market sales through various brokerage entities.

          (d) No person other than Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Castlerigg Master Investments.

-------------------------------------------------------------------------------
CUSIP No 368682100                 SCHEDULE 13D                 Page 8 of 8
-------------------------------------------------------------------------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 25, 2009


              CASTLERIGG MASTER INVESTMENTS LTD.
              By: Sandell Asset Management Corp., as investment manager

                  By: /s/ Thomas E. Sandell
                      ----------------------------------
                      Thomas E. Sandell
                      Chief Executive Officer


              CASTLERIGG INTERNATIONAL LIMITED
              By: Sandell Asset Management Corp., as investment manager

                   By: /s/ Thomas E. Sandell
                       ----------------------------------
                       Thomas E. Sandell
                       Chief Executive Officer


              CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
              By: Sandell Asset Management Corp., as investment manager

                   By: /s/ Thomas E. Sandell
                       ----------------------------------
                           Thomas E. Sandell
                           Chief Executive Officer

              SANDELL ASSET MANAGEMENT CORP.


              By: /s/ Thomas E. Sandell
                  ----------------------------------
                      Thomas E. Sandell
                      Chief Executive Officer


                 /s/ Thomas E. Sandell
              -----------------------------------
                     Thomas E. Sandell

                                    EXHIBIT C

   TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS

                                    Shares of Common
               Date of              Stock Purchased            Price Per
          Purchase or Sale              (Sold)                 Share ($)

             03/19/2009                (13,100)                    2.73378
             03/19/2009                (43,000)                    2.64068
             03/20/2009               (339,700)                    2.58749
             03/23/2009               (164,966)                    2.58319
             03/24/2009                (20,000)                    2.50219
             03/25/2009               (107,500)                    2.4691